UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*


                              Empire Resorts, Inc.
           -----------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
           -----------------------------------------------------------
                         (Title of Class of Securities)


                                   292052 10 7
           -----------------------------------------------------------
                                 (CUSIP Number)


                          Concord Associates, L.P.
                          c/o Cappelli Enterprises, Inc.
                          115 Stevens Avenue
                          Valhalla, NY 10595
                          Attention: Louis R. Cappelli

                          With a copy to:

                          Herrick, Feinstein LLP
                          2 Park Avenue
                          New York, NY 10016
                          Attention: Louis Goldberg, Esq.
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                   May 1, 2008
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 292052 10 7
--------------------------------------------------------------------------------
1.   Name of Reporting Persons: Concord Associates, L.P.

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds:  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     New York
--------------------------------------------------------------------------------
Number of               7.      Sole Voting Power: 0
Shares                  --------------------------------------------------------
Beneficially            8.      Shared Voting Power: 0
by                      --------------------------------------------------------
Owned by Each           9.      Sole Dispositive Power: 0
Reporting               --------------------------------------------------------
Person With             10.     Shared Dispositive Power: 0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 0
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11): 0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions): PN
--------------------------------------------------------------------------------

CUSIP No. 292052 10 7
--------------------------------------------------------------------------------
1.   Name of Reporting Persons: Convention Hotels LLC

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds: OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
Number of               7.      Sole Voting Power: 0
Shares                  --------------------------------------------------------
Beneficially            8.      Shared Voting Power: 0
by                      --------------------------------------------------------
Owned by Each           9.      Sole Dispositive Power: 0
Reporting               --------------------------------------------------------
Person With             10.     Shared Dispositive Power: 0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 0
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11): 0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions): OO, HC
--------------------------------------------------------------------------------

CUSIP No. 292052 10 7
--------------------------------------------------------------------------------
1.   Name of Reporting Persons: Catskill Resort Group LLC

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds: OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     New York
--------------------------------------------------------------------------------
Number of               7.      Sole Voting Power: 0
Shares                  --------------------------------------------------------
Beneficially            8.      Shared Voting Power: 0
by                      --------------------------------------------------------
Owned by Each           9.      Sole Dispositive Power: 0
Reporting               --------------------------------------------------------
Person With             10.     Shared Dispositive Power: 0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 0
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11): 0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions): OO, HC
--------------------------------------------------------------------------------

This Amendment No. 7 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on August 30, 2005 by Concord Associates, L.P., a New York limited partnership ("Concord Associates"), Convention Hotels, Inc., a New York corporation ("Convention Hotels") and Catskill Resort Group LLC, a New York limited liability company ("Catskill Resort Group") (the "Original Schedule 13D"), as amended by Amendment No. 1 to Schedule 13D on December 30, 2005 by Concord Associates, Convention Hotels and Catskill Resort Group, as further amended by Amendment No. 2 to Schedule 13D on January 3, 2007 by Concord Associates, Convention Hotels and Catskill Resort Group, as further amended by Amendment No. 3 to Schedule 13D on March 22, 2007 by Concord Associates, Convention Hotels and Catskill Resort Group, as further amended by Amendment No. 4 on May 21, 2007 by Concord Associates, Convention Hotels and Catskill Resort Group, as further amended by Amendment No. 5 on January 11, 2008 by Concord Associates, Convention Hotels and Catskill Resort Group, as further amended by Amendment No. 6 on February 15, 2008 by Concord Associates, Convention Hotels and Catskill Resort Group (the Original Schedule 13D, as amended, the "Schedule 13D"). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 4.  Purpose of Transaction

         Item 4 of the Schedule 13D is hereby supplemented by inserting the following as a new paragraph immediately prior to the existing paragraph beginning with the words "The Reporting Persons intend continuously to review their rights and options with respect to the shares of Common Stock and other debt and equity securities of Empire...":

         Effective as of May 1, 2008, Concord distributed to its indirect owners their respective pro rata share of the 2,500,000 shares of Common Stock Concord had purchased on December 28, 2006 pursuant to the Option Agreement. Following such distribution, the Reporting Persons no longer own any shares of Empire's Common Stock.

Item 5.  Interest in Securities of the Issuer

         Subsections (a), (b) and (e) of Item 5 are restated in their entirety to read as follows:

(a) As of May 1, 2008, the Reporting Persons no longer own any shares of Empire's Common Stock.

(b) The Reporting Persons no longer have any power to dispose or direct the disposition of any shares of Empire's Common Stock.

(e) Each Reporting Person ceased to be the beneficial owner of more than 5% of Empire's Common Stock as of May 1, 2008.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  May 23, 2008

                                       CONCORD ASSOCIATES, L.P.

                                       By: Convention Hotels LLC, as General
                                           Partner

                                       By: /s/ LOUIS R. CAPPELLI
                                           -------------------------------------
                                           Louis R. Cappelli
                                           Authorized Person


                                       CONVENTION HOTELS LLC

                                       By: /s/ LOUIS R. CAPPELLI
                                           -------------------------------------
                                           Louis R. Cappelli
                                           Authorized Person


                                       CATSKILL RESORT GROUP LLC

                                       By: Cappelli Resorts, LLC, as Managing
                                           Member

                                           By: /s/ LOUIS R. CAPPELLI
                                               ---------------------------------
                                               Louis R. Cappelli
                                               President